CIBT EDUCATION GROUP INC.
International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC, Canada V5Z 4J7
Tel: 604.871.9909 Fax: 604.871.9919

September 17, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  John Zitco

Re:	CIBC Education Group Inc.
Request to Withdraw Registration Statement on Form F-1
File No. 333-168128

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CIBT Education Group Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-168128), which was filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2010, together with all exhibits thereto (the “Registration Statement”).  The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement.

The Registrant requests this withdrawal due to market conditions.  The Registrant believes that the request to withdraw the Registration Statement is consistent with the public interest and protection of investors as contemplated by Rule 477 under the Securities Act.

If you have any questions, please contact the undersigned.

Yours truly,

By: /s/Toby Chu
      Toby Chu
      Chief Executive Officer